Exhibit 99.1

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Notice to attend the Annual General Meeting of Olink Holding AB (publ)

The shareholders of Olink Holding AB (publ) (the “Company” or “Olink”), reg. no. 559189-7755, are hereby given notice to attend the Annual General Meeting to be held at 4:00 p.m. CET on Thursday the 7 April 2022, in the Company’s facilities at Salagatan 18B, Uppsala. Registration for the meeting commences at 3:30 p.m. CET.

NOTICE OF PARTICIPATION

Shareholders who wish to attend in the proceedings of the Annual General Meeting must:

•	be entered in the share register kept on behalf of the Company by Euroclear Sweden AB, as of Wednesday 30 March 2022; and

•	notify the Company’s head office at Olink Holding AB (publ), Annual General Meeting 2022, Dag Hammarskjölds väg 52B, SE-752 37 Uppsala, Sweden or by telephone +46 (0)18 444 39 70 or via e-mail to ir@olink.com no later than Friday 1 April 2022. The notification must contain the shareholder’s name, social security number (registration number), address, telephone number and the number of shares represented as well as any attending counsel, maximum two.

Personal data obtained from the share register kept by Euroclear Sweden AB, notices and attendance at the meeting and information on representatives, proxies and assistants will be used for registration, preparation of the voting list for the meeting and, where appropriate, the minutes of the meeting. Personal data is handled in accordance with the Data Protection Regulation (European Parliament and Council Regulation (EU) 2016/679). For full information regarding the Company’s handling of personal data, please refer to our privacy policy: https://www.olink.com/about-us/integrity-policy/.

To be entitled to participate in the Meeting a shareholder whose shares are registered in the name of a nominee must, in addition to providing notification of participation, register its shares in its own name so that the shareholder is recorded in the share register on Wednesday 30 March 2022. Such registration may be temporary (so-called voting right registration) and is requested from the nominee in accordance with the nominee’s procedures and such time in advance as the nominee determines. Voting right registrations completed not later than Friday 1 April 2022 are taken into account when preparing the share register.

The Company intends to enable shareholders to participate electronically via link. It should then be noted that such a procedure presupposes that the Meeting first approves that pre-registered persons participate via link. In the case of participation via link, there is no support for managing the voting register, which means that if participants via a link actively want to influence the Annual General Meeting’s decision, this must be done by proxy to a person who physically participates in the Annual General Meeting. If there are registered persons on Friday, 1 April 2022 that wish to participate via link, the Company will send out an invitation with instructions on how to join the Annual General Meeting electronically.

OPPORTUNITY FOR SHAREHOLDERS TO EXERCISE THEIR VOTING RIGHTS THROUGH PROXY

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Shareholders who do not wish to attend the meeting in person may authorize a proxy to exercise their voting rights. The power of attorney is proposed to be presented to the Chairman of the Meeting or another person whom the shareholder knows will attend the Annual General Meeting. If the power of attorney is exhibited to the Chairman of the Meeting, the power of attorney must be combined with a voting instruction so that the Chairman of the Meeting knows how to vote under the various decision points. If the power of attorney is not combined with a voting instruction, then the Chairman will not be able to represent the shareholder at the meeting. In other cases, the power of attorney should also be combined with a voting instruction. If participation will be by proxy, the shareholder shall issue a written, signed and dated proxy together with any documents verifying authority. Proxies for legal entities must also be accompanied by a certificate of incorporation or equivalent document verifying authority. A copy of the proxy, the voting instruction and any certificate of incorporation should, in advance, before the meeting be sent to the Company at the above address. The original proxy shall, if applicable, also be presented at the meeting. The Company provides the shareholders with proxy forms as well as blank voting instructions, which can be obtained at the Company’s head office or on the Company’s website www.investors.olink.com by the latest on Thursday 17 March 2022.

Note that the possibility of having a proxy exercise the shareholders' voting rights at the Annual General Meeting presupposes that the shareholder has made a notification and is included in the share register in accordance with what is stated above in the Notice of participation. Thus, it is not enough to just submit a power of attorney form.

PROPOSED AGENDA

1.	Opening of the Meeting.

2.	Election of Chairman to preside over the Meeting.

3.	Preparation and approval of Electoral Register.

4.	Approval of the agenda proposed by the Board.

5.	Election of one or two persons to approve the Minutes.

6.	Determination of whether the Meeting has been properly convened.

7.	Presentation of the Annual report and the Audit Report and the Consolidated Financial Statements and the Consolidated Audit Report.

8.	Presentation by the CEO.

9.	Resolutions

a.	regarding adoption of the Income Statement and the Balance Sheet and the Consolidated Income Statement and the Consolidated Balance Sheet,

b.	regarding allocation of the Company’s result in accordance with the duly adopted Balance Sheet, and

c.	regarding discharge from liability for the members of the Board of Directors and the CEO.

10.	Report on the work of the Nomination Committee.

11.	Determination of the number of Board members.

12.	Resolution of fees for the Board of Directors and the Auditor.

13.	Election of Board members and Chairman of the Board of Directors.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

14.	Election of Auditor.

15.	Resolution regarding incentive program (“LTI I 2022”).

16.	Resolution regarding incentive program (“LTI II 2022”).

17.	Resolution regarding authorization for the Board of Directors to resolve on a new issue.

18.	Closing of the Meeting.

THE NOMINATION COMMITTEE’S PROPOSED RESOLUTION WITH RESPECT TO ITEMS 2 AND 11-14 ON THE AGENDA

The Nomination Committee consists of the Chairman of the Board Jon Hindar, Tommi Unkuri (appointed by Summa Equity), Martin Sjölund (appointed by Summa Equity) and Johan Pietilä Holmner (appointed by Summa Equity). Tommi Unkuri is the Chairman of the Nomination Committee. The Nomination Committee, whose members represent 65 per cent of the votes in the Company, has announced the following proposals:

2.	Election of Chairman to preside over the Meeting

The Chairman of the Board, Jon Hindar, is proposed as Chairman to preside over the Meeting.

11.	Determination of the number of board members

The Nomination Committee proposes that the Board of Directors shall consist of nine board members and one deputy board member.

12.	Determination of fees for the Board of Directors and the auditors

The fee for each Board member shall be as follows: USD 120,000 to the Chairman of the Board of Directors, USD 70,000 to each of the other Board members appointed by the Annual General Meeting who are not employed by the Company, additionally USD 20,000 to the Chairman of the Remuneration Committee and additionally USD 10,000 to each other member of the Remuneration Committee, additionally USD 30,000 to the Chairman of the Audit Committee and additionally USD 15,000 to each other member of the Audit Committee. If Tommi Unkuri is elected by the Annual General Meeting, he shall not receive any fees for Board or committee work. Total fees amount to USD 640,000.

Audit fees will be paid according to approved invoices.

13.	Election of board members and Chairman of the Board of Directors

Re-election of the board members Jon Hindar, Jon Heimer, Solange Bullukian, Johan Lund, Nicolas Roelofs, Gustavo Salem and Tommi Unkuri and re-election of Johan Pietilä Holmner as deputy board member. Tina Nova have requested not to be re-elected.

Robert Schueren and Mary Reumuth are proposed as new board members.

Jon Hindar is proposed to be re-elected as Chairman of the Board of Directors.

Further information about the suggested Board members are available at https://investors.olink.com/annual-general-meeting.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

14.	Election of Auditor

The Nomination Committee proposes, in accordance with the recommendation by the Audit Committee that has been approved by the whole Board as a recommendation, that registered auditing firm Ernst & Young AB be elected as auditor of the Company until the conclusion of the 2023 Annual General Meeting. Ernst & Young AB has notified that if the Annual General Meeting approves the proposal, authorized public accountant Fredrik Norrman will be the Auditor in charge.

PROPOSAL BY THE MAJORITY SHAREHOLDERS WITH RESPECT TO RESOLUTIONS UNDER ITEMS 15

15.	Resolution regarding incentive program (“LTI I 2022”)

Background and reasons

The Company has previously implemented a long term incentive program, LTI 2021. In view of this, the majority shareholders propose that the Annual General Meeting resolves to implement a long-term incentive program for the board members in the Company (“LTI I 2022”). The proposal to implement an incentive program has been put forward as the majority shareholders determines that it is important and in the interest of all shareholders to create even greater participation for current and future board members in the Company with regard to the group’s development. It is also important to encourage continued commitment.

In the light of the above, the majority shareholders propose that the Annual General Meeting resolves to implement the incentive program LTI I 2022 in accordance with item (a)–(b) below. The resolutions under item (a)–(b) below are proposed to be conditional upon each other and for that reason it is proposed that all resolutions are to be passed as one resolution. LTI I 2022 is proposed to include up to 7 current and future board members of the Company.

Proposal regarding the adoption of LTI I 2022 (item 15 (a))

LTI I 2022 comprise of stock options which will be granted to current and future board members of the Company pursuant to the Olink Holding AB (publ) Amended and Restated 2021 Incentive Award Plan (the “Plan”) and an award agreement thereunder to be entered into between the Company and each recipient evidencing each such grant.

The majority shareholders propose that the general meeting resolves to issue not more than 70,000 warrants of series I 2022 in order to secure delivery of either shares, warrants of series I 2022 or American depository shares in the Company (“ADS”) upon exercise of stock options to participants in LTI I 2022. The right to subscribe for the warrants of series I 2022 shall vest in the Company. The Company shall keep warrants of series I 2022 to ensure delivery of shares, warrants of series I 2022 or ADS upon exercise of stock options in LTI I 2022. Each warrant of series I 2022 entitles the holder to subscribe for one (1) share in the Company. The warrants of series I 2022 shall be issued without consideration to the Company.

Below is a description of the terms and conditions for the LTI I 2022. The summary of the material terms of the Plan as described in the board of directors proposal item 16(a) is incorporated herein by reference.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

LTI I 2022 – Stock options (with warrants as hedging arrangement)

Each stock option entitles the participant to acquire either one (1) share in the Company, one (1) warrant of series I 2022 or one (1) ADS in accordance with the following terms and conditions:

•	Stock options may be granted to current and future board members of the Company;

•	The stock options of LTI I 2022 will be granted without consideration no later than the day before the next Annual General Meeting;

•	Each stock option entitles the holder to acquire either (i) one (1) share, warrant of series I 2022 or ADS in the Company at an exercise price equal to 100 per cent to the fair market value of the share, as determined by the closing price of the Company’s ADS on the Nasdaq Global Market on the relevant grant date or in the absence of any sale on such date the immediately preceding date on which a sale occurred;

•	The stock options are subject to time-based vesting requirements – on the date when a portion of the options would vest as a result of the passage of time with the participant remaining employed or engaged by the Olink group;

•	The stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date provided the participant remain a board member of the Olink group at the applicable vesting dates. The maximum vesting period, after which all granted stock options will have vested (if applicable), is four (4) years from the date of grant;

•	The stock options may not be transferred or pledged;

•	Upon vesting, unless the participants engagement as a board member ends sooner, options remain exercisable for a period of five (5) years from the date of grant; and

•	The terms and conditions for participants in LTI I 2022 granted stock options may differ between countries due to differences in local legislation, however the terms and conditions shall not be more favorable for participants than what is set out in this resolution proposal.

The warrants issued to the Company in order to secure delivery of shares, warrants of series I 2022 or ADS upon exercise of stock options granted to participants in LTI I 2022 may be exercised for subscription of shares during the period from and during the period commencing on the date of the registration of the issue resolution with the Swedish Companies Registration Office up to and including the date ten (10) years after the registration of the issue resolution with the Swedish Companies Registration Office, at an exercise price equal to the shares’ quota value, at the time of exercise.

Allocation of stock options, limitations in the disposition over the stock options and the right to receive stock options

The right to receive stock options of LTI I 2022 shall vest in current and future board members of the Company.

In total, a maximum of 70,000 stock options may be granted to participants, of which a maximum of 10,000 stock options may be granted to each participant.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Proposal regarding issue of warrants of series I 2022 (item 15 (b))

The majority shareholders proposes that the Company shall issue not more than 70,000 warrants of series I 2022 for subscription of shares, whereby the Company’s share capital may be increased by not more than SEK 170,233.47 at full exercise of warrants for subscription of shares, corresponding to approximately 0.06 per cent of the total number of shares and votes in the Company.

The right to subscribe for the warrants of series I 2022 shall, with deviation from the shareholders’ preferential rights, only belong to the Company, with the right and obligation to dispose of the warrants of series I 2022 as described above. The subscription for warrants shall be made up to and including 5 May 2022. Each warrant of series I 2022 entitles the holder to subscribe for one (1) share in the Company. The warrants of series I 2022 shall be issued without compensation to the Company.

The warrants may be exercised for subscription of shares during the period from and during the period commencing on the date of the registration of the issue resolution with the Swedish Companies Registration Office up to and including the date ten (10) years after the registration of the issue resolution with the Swedish Companies Registration Office, at an exercise price equal to the shares’ quota value, at the time of exercise.

In order to fulfil the commitments arising from LTI I 2022, the majority shareholders proposes that the general meeting authorizes that the Company may assign to a third party or in another way dispose of the warrants of series I 2022 in accordance with above.

A detailed resolution proposal for the issue of warrants of series I 2022, including complete terms and conditions for the warrants is available at www.olink.com.

Recalculation due to split, consolidation, new share issue etc.

The exercise price for warrants in LTI I 2022, determined as set out above, shall be rounded to the nearest SEK 0.10 whereby SEK 0.05 shall be rounded upwards. The exercise price and/or the number of shares that each warrant entitles to subscription for may be recalculated in the event of a split or reverse split of shares in accordance with customary re-calculation terms.

Costs

The stock options are expected to incur accounting costs (accounted for in accordance with the accounting standard IFRS 2) as well as social security costs during the term of the stock options. According to IFRS 2, the stock option costs shall be recorded as a personnel expense in the income statement during the vesting period. The total costs for 70,000 stock options, calculated in accordance with IFRS 2, are estimated to amount to approximately SEK 3.9 million during the term of the program (excluding social security costs). The estimated costs have been calculated based on, inter alia, the following assumptions: (i) a market price of the Company’s share/ADS of USD 16.12, equivalent to SEK 149.90, at the time of grant, based on a USD-SEK exchange rate of 9.2995, (ii) an estimated future volatility in respect of the Company’s share/ADS during the term of the stock options of 50 per cent, (iii) that the maximum number of stock options encompassed by this resolution proposal are granted to participants and (iv) that all granted stock options will vest and be exercised. Social security costs, which are expected to arise primarily in connection to the exercise of stock options, are estimated to amount to approximately SEK 1.1 million during the term of the program, based on inter alia the assumptions set out under items (i)–(iv) above as well as an average social security rate of 12 per cent and an annual increase in the market price of the Company’s share/ADS of 15 per cent during the vesting period.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Other costs related to the LTI I 2022, including inter alia expenses related to fees to external advisors, external appraiser and administration of the incentive program, are estimated to amount to approximately SEK 0.5 million during the term of the program.

Based on the assumptions set out above, the total costs of the LTI I 2022 are estimated to approximately SEK 5.5 million in total during the term of the program. These costs shall be seen in relation to the total employee benefits expenses of the Olink group, which during the financial year 2021 amounted to SEK 356 million.

Motivation in respect of vesting and exercise conditions

According to recommendations laid down by the Swedish Corporate Governance Board (Sw. Kollegiet för svensk bolagsstyrning), the vesting period, or the period between the date of grant until the date when a warrant or stock option may be exercised, shall as a general rule not be shorter than three (3) years. As set out further above, stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date (provided that all applicable vesting conditions have then been fulfilled). The reason for applying such terms, which are not in line with the recommendations of the Swedish Corporate Governance Board as set out above, is that the majority shareholders deem such terms to be in line with market practice for stock option programs in most of the countries where the intended participants in the LTI I 2022 are operative. It is therefore, in the opinion of the majority shareholders of the Company, in the best interest of the Company and its shareholders to apply such terms in order to fulfil the objectives of the LTI I 2022.

Dilution

Upon exercise of all warrants of series I 2022 issued within the frame of LTI I 2022 for subscription of shares, up to 70,000 shares (with reservation for any re-calculation) may be issued, equivalent to a maximum dilution of approximately 0.14 per cent of the shares and votes of the Company. Upon full exercise of warrants of series I 2022 for subscription of shares, the Company’s share capital will increase with SEK 170,233.47. The dilution calculations have been based on the maximum number of shares and votes which may be issued upon exercise of the stock options, divided by the total number of shares and votes in the Company after such issues.

Preparation of the proposal

The proposal to the incentive program LTI I 2022 has been prepared by the majority shareholders together with external advisers. No participant of LTI I 2022 has participated in the preparation of this proposal.

The reason for the deviation from the shareholders’ preferential rights

The reason for the deviation from the shareholders’ preferential rights is to implement an incentive program for the Board of Directors in the Company.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Majority requirement

A resolution to approve the present proposal is valid only where supported by shareholders holding not less than nine-tenths (9/10) of both the shares voted for and of the shares represented at the general meeting.

Authorization

It is further proposed that the Board of Directors, or a person appointed by the Board of Directors, is authorized to undertake such minor adjustments in the decision that may be required for the registration with the Swedish Companies Registration Office and Euroclear Sweden AB and that the Board of Directors shall have the right to undertake minor adjustments to the LTI I 2022 and the Plan due to applicable foreign rules and laws.

PROPOSAL BY THE BOARD OF DIRECTORS WITH RESPECT TO RESOLUTIONS UNDER ITEMS 9b AND 16-17

9b.	Resolution with respect to disposition of the Company’s result according to the adopted Balance Sheet

The Board of Directors proposes that no dividend be paid for the financial year 2021 and that the Company's available funds be capitalized in a new account.

16.	Resolution regarding incentive program (“LTI II 2022”)

Background and reasons

The Company has previously implemented a long term incentive program, LTI 2021. In view of this, the Board of Directors proposes that the Annual General Meeting resolves to implement a long term incentive program for the members of the group management, key employees, other employees and consultants in the Company and within the group (“LTI II 2022”). The proposal to implement an incentive program has been put forward as the Board of Directors determines that it is important and in the interest of all shareholders to create even greater participation for current and future members of the group management, key employees and other employees and consultants in the Company and the group with regard to the group’s development. It is also important to encourage continued employment.

In the light of the above, the Board of Directors proposes that the Annual General Meeting resolves to implement the incentive program LTI II 2022 in accordance with item (a)–(b) below. The resolutions under item (a)–(b) below are proposed to be conditional upon each other and for that reason it is proposed that all resolutions are to be passed as one resolution. LTI II 2022 is proposed to include up to approximately 600 current and future members of the group management, key employees, other employees and consultants within the Olink group.

Proposal regarding the adoption of LTI II 2022 (item 16 (a))

LTI II 2022 comprise of stock options and restricted stock units (“RSU”) which will be granted to current and future members of the group management, key employees, employees and consultants within the Olink group pursuant to the Plan and an award agreement thereunder to be entered into between the Company and each recipient evidencing each such grant.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

The Board of Directors proposes that the general meeting resolves to issue not more than 797,514 warrants of series II 2022 in order to secure delivery of either shares, warrants of series II 2022 or American depository shares in the Company (“ADS”) upon exercise of stock options or RSUs to participants in LTI II 2022. The right to subscribe for the warrants of Series II 2022 shall vest in the Company. The Company shall keep warrants of Series II 2022 to ensure delivery of shares, warrants of series II 2022 or ADS upon exercise of stock options in LTI II 2022. Each warrant of series II 2022 entitles the holder to subscribe for one (1) share in the Company. The warrants of series II 2022 shall be issued without consideration to the Company.

Below is a description of the terms and conditions for the LTI II 2022 including a summary of the material terms of the Plan.

LTI II 2022 – Stock options (with warrants as hedging arrangement)

Each stock option entitles the participant to acquire either one (1) share in the Company, one (1) warrant of series II 2022 or one (1) ADS in accordance with the following terms and conditions:

•	Stock options may be granted to current and future members of the group management, key employees, other employees and consultants within the Olink group;

•	The stock options of LTI II 2022 will be granted without consideration no later than the day before the next Annual General Meeting;

•	Each stock option entitles the holder to acquire either (i) one (1) share, warrant of series II 2022 or ADS in the Company at an exercise price equal to 100 per cent to the fair market value of the share, as determined by the closing price of the Company’s ADS on the Nasdaq Global Market on the relevant grant date or in the absence of any sale on such date the immediately preceding date on which a sale occurred;

•	The stock options are subject to time based vesting requirements – on the date when a portion of the options would vest as a result of the passage of time with the participant remaining employed or engaged by the Olink group;

•	The stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date provided the participant remain employed or engaged by the Olink group at the applicable vesting dates. The maximum vesting period, after which all granted stock options will have vested (if applicable), is four (4) years from the date of grant;

•	The stock options may not be transferred or pledged;

•	Upon vesting, unless the participants employment or engagement with the Olink group ends sooner, options remain exercisable for a period of five (5) years from the date of grant; and

•	The terms and conditions for participants in LTI II 2022 granted stock options may differ between countries due to differences in local legislation, however the terms and conditions shall not be more favorable for participants than what is set out in this resolution proposal.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

LTI II 2022 – Restricted stock units (with warrants as hedging arrangement)

Within the scope of LTI II 2022, the Company may also grant participants RSUs, entailing the right to, subject to certain conditions being met, receive either a share, warrant of series II 2022 or an ADS free of charge or to an exercise price equal to the quota value of the Company´s share, at the time of exercise of the RSU.

•	RSUs may be granted to current and future members of the group management, key employees, other employees and consultants within the Olink group;

•	The RSUs will be granted without consideration no later than the day before the next Annual General Meeting;

•	The RSUs granted will be subject to time based vesting requirements – on the date when a portion of the RSUs would vest as a result of the passage of time with the participant remaining employed or engaged by the Olink group;

•	The RSUs will vest and the holders of RSUs will receive a share, ADS or warrant of series LTI II 2022 in equal installments on each of the first four anniversaries of the grant date provided the participant remain employed or engaged by the Olink group at the applicable vesting dates. The maximum vesting period, after which all granted RSUs will have vested (if applicable), is four (4) years from the date of grant.

•	The RSUs may not be transferred or pledged; and

•	The terms and conditions for participants in LTI II 2022 granted RSUs may differ between countries due to differences in local legislation, however the terms and conditions shall not be more favorable for participants than what is set out in this resolution proposal.

The warrants issued to the Company in order to secure delivery of shares, warrants of series II 2022 or ADS upon exercise of stock options or RSUs granted to participants in LTI II 2022 may be exercised for subscription of shares during the period from and during the period commencing on the date of the registration of the issue resolution with the Swedish Companies Registration Office up to and including the date ten (10) years after the registration of the issue resolution with the Swedish Companies Registration Office, at an exercise price equal to the shares’ quota value, at the time of exercise.

Allocation of stock options and RSUs, limitations in the disposition over the stock options and the RSUs and the right to receive stock options and RSUs

The participants’ right to be granted stock options and RSUs have been differentiated with reference to position, responsibility and working performance in the group and the participants have for this reason been divided into four different categories:

Category A (Management) – Members of the group management;

Category B (Tier I) – Key employees;

Category C (Tier II) – Other employees and consultants; and

Category D (Tier III) – Other individual contributors

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

The right to receive stock options of LTI II 2022 shall vest in members of the group management, key employees, other employees and consultants employed or engaged by the Company or the group. The following allocation applies to the grant of stock options and RSUs within each category.

	Maximum number of stock options/RSUs for each participant	Total number of stock options/RSUs within the category
Category A – not more than 10 people	15,000/65,000	65,000/250,000
Category B – not more than 25 people	0/10,000	0/79,238
Category C – not more than 225 people	0/5,000	0/279,463
Category D – not more than 340 people	0/2,000	0/123,813

In total, a maximum of 732,514 RSUs and 65,000 stock options may be granted to participants.

In the event that all stock options or RSUs within category A, B or C are not transferred, such non-transferred stock options or RSUs may be offered to participants in another category with less stock options and/or RSUs available for allotment. The maximum number of stock options or RSUs per person within each category as set out above may however not be exceeded for any individual.

Summary of Material Terms of the Olink Holding AB (publ) Amended and Restated 2021 Incentive Award Plan

On 4 March 2022, the Board adopted, subject to the approval of the Company’s shareholders, the Plan, which will become effective on the date of its approval by the Company’s shareholders, which will occur upon approval by the Company’s shareholders of LTI I 2022 and LTI II 2022 as described herein. The Plan constitutes an amendment and restatement of the Original Plan, which was adopted by the Board on March 16, 2021 and approved by the Company’s shareholders on March 16, 2021, in connection with approval by the Company’s shareholders of LTI 2021.

The Plan provides for a total of 1,680,303 shares available for grant thereunder, which represents an increase of the maximum number of shares available for grant under the Original Plan, 812,789 shares, by 867,514 shares to take into account the shares available for grant pursuant to LTI I 2022 and LTI II 2022 as described herein. In addition, the Plan provides for certain other administrative, clarifying, and conforming changes to the Original Plan.

The following is a summary of the material terms of the Plan and is not intended to be complete. However, a copy of the Plan may be found at https://investors.olink.com/annual-general-meeting and shareholders are advised to review the actual terms of the Plan.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

How is the Plan administered?

The Plan is administered by the Board or a Compensation Committee to whom the Board has delegated its power and authority (the “Committee”) the Board, together with the Committee, as applicable (the “Administrator”), which may consist of one or more non-employee directors of the Board or executive officers, to the extent permitted by applicable law. The Committee may delegate its administrative powers and duties to persons selected by it, and the Board of Directors may exercise the powers and duties of the Committee, subject to the limitations of applicable law and those of the Plan. The Administrator has discretionary authority to operate, manage and administer the Plan within the parameters set out by the General Meeting, including the power to:

•	designate participants;
•	determine the type or types of awards to be granted to each participant;
•	determine the number of awards to be granted and the number of shares to which an award will relate;
•	determine the terms and conditions of awards, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations, waivers, or amendments to awards;
•	determine whether, to what extent, and under what circumstances an award may be settled in, or the exercise price of an award may be paid in cash, shares, or other property or an award may be canceled, forfeited, or surrendered;
•	establish sub-plans or procedures under the Plan or take any other necessary or appropriate action to address (i) laws, rules, regulations or customs of any foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (ii) listing and other requirements of any foreign securities exchange, and (iii) any necessary local governmental or regulatory exemptions or approvals; and
•	make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

The Administrator's decisions and actions concerning the Plan are final and conclusive. Within the limitations of the Plan and applicable law, the Administrator may delegate its responsibilities under the Plan to persons selected by it, and the Board is permitted to exercise all of the Administrator’s powers under the Plan.

How many shares can be awarded under the Plan?

The maximum number of shares authorized for grant under the Plan is 1,680,303 shares, which represents an increase of the maximum number of shares available for grant under the Original Plan, 812,789 shares, by 867,514 shares to take into account the shares available for grant pursuant to LTI I 2022 and LTI II 2022 as described herein. As of the date of this notice, no shares underlying equity awards have been granted under the Original Plan and 812,789 shares remained available for issuance under the Original Plan.

The Administrator may adjust the aggregate number of Shares available under the Plan to reflect certain changes in the Company’s capital structure. For purposes of the Plan, a “Share” means, as determined by the Administrator in its sole discretion: (i) a Common Share, or (ii) a number of American depositary instruments being either American Depositary Shares or American Depositary

Receipts of the Company representing one Common Share.

Shares underlying awards that are forfeited, cancelled, terminated or expire unexercised would be available for future awards under the Plan. Any Shares that are subject to awards that may only be settled in cash (and any Shares that are subject to an award that is settled in cash in lieu of Shares) will not reduce the number of shares available for issuance under the Plan.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Any Shares withheld or tendered to pay the option price of an option or other purchase price of an award or withholding tax obligation with respect to a stock option will be available for grant pursuant to future awards, as permitted by applicable law. Shares withheld to satisfy withholding tax obligations with respect to and award will not reduce the number of Shares available for grant pursuant to future awards and will be added back to the shares available for future grants. Shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise will be available for future grants under the Plan. If the Company acquires or combines with another company, any awards that may be granted under the Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the shares available for issuance under the Plan.

What are the types of awards that may be granted under the Plan?

 The Plan permits the granting of the following types of awards: (1) stock options that qualify as incentive stock options under the US Internal Revenue Code (the “Code”), (2) options other than incentive stock options, which are referred to as non-qualified stock options, (3) stock appreciation rights, granted either alone or in tandem with other awards, (4) restricted stock units, (5) performance stock unit awards, (6) performance bonus awards, (7) other stock-based awards, (8) other cash-based awards and (9) dividend equivalents.

How are awards made under the Plan?

The Administrator makes all decisions about awards in accordance with the Plan within the parameters set out by the General Meeting, such as the eligible individuals to whom awards are made under the Plan and the sizes and types of awards. The size, type, vesting, forfeiture, exercisability, settlement and other terms and conditions of an award granted under the Plan will be set forth in individual award agreements entered into between the Company and each participant, subject to and consistent with the terms of the Plan.

Can the Plan be amended or terminated?

The Board may amend, alter, suspend or terminate the Plan at any time, with or without prior notice, retroactively or otherwise; provided that (i) no amendment requiring shareholder approval to comply with applicable law will be effective unless approved by the Board, and (ii) no amendment, other than an increase to the overall share limit, or adjustments in connection with certain corporate transactions or other events may materially and adversely affect any award outstanding without participant consent. Additionally, no Plan amendment may be made without the approval of the Company’s shareholders to the extent such approval is required by any applicable law, tax rules, stock exchange rules or accounting rules.

The Administrator may amend, modify, or terminate the terms of any outstanding award, including by substituting another award of the same or a different type, changing the exercise or settlement date, and converting an incentive stock option to a nonqualified stock option. Participant consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the participant’s rights under such award; or (ii) the change is permitted under the terms of the Plan in connection with certain corporate transactions or other events, or necessary to comply with Section 409A of the Code. Additionally, the Administrator has the authority, without the approval of the shareholders of the Company, to (a) amend any outstanding stock option or stock appreciation right to reduce its exercise price per Share, or (b) cancel any stock option or stock appreciation right in exchange for cash or another award.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Proposal regarding issue of warrants of series II 2022 (item 16 (b))

The Board of Directors proposes that the Company shall issue not more than 797,514 warrants of series II 2022 for subscription of shares, whereby the Company’s share capital may be increased by not more than SEK 1,939,479.58 at full exercise of warrants for subscription of shares, corresponding to approximately 0.67 per cent of the total number of shares and votes in the Company.

The right to subscribe for the warrants of series II 2022 shall, with deviation from the shareholders’ preferential rights, only belong to the Company, with the right and obligation to dispose of the warrants of series II 2022 as described above. The subscription for warrants shall be made up to and including 5 May 2022. Each warrant of series II 2022 entitles the holder to subscribe for one (1) share in the Company. The warrants of series II 2022 shall be issued without compensation to the Company.

The warrants may be exercised for subscription of shares during the period from and during the period commencing on the date of the registration of the issue resolution with the Swedish Companies Registration Office up to and including the date ten (10) years after the registration of the issue resolution with the Swedish Companies Registration Office, at an exercise price equal to the shares’ quota value, at the time of exercise.

In order to fulfil the commitments arising from LTI II 2022, the Board of Directors proposes that the general meeting authorizes that the Company may assign to a third party or in another way dispose of the warrants of series II 2022 in accordance with above.

A detailed resolution proposal for the issue of warrants of series II 2022, including complete terms and conditions for the warrants is available at www.olink.com.

Recalculation due to split, consolidation, new share issue etc.

The exercise price for warrants in LTI II 2022, determined as set out above, shall be rounded to the nearest SEK 0.10 whereby SEK 0.05 shall be rounded upwards. The exercise price and/or the number of shares that each warrant entitles to subscription for may be recalculated in the event of a split or reverse split of shares in accordance with customary re-calculation terms

Costs

The stock options are expected to incur accounting costs (accounted for in accordance with the accounting standard IFRS 2) as well as social security costs during the term of the stock options. According to IFRS 2, the stock option costs shall be recorded as a personnel expense in the income statement during the vesting period. The total costs for 65,000 stock options, calculated in accordance with IFRS 2, are estimated to amount to approximately SEK 4.2 million during the term of the program (excluding social security costs). The estimated costs have been calculated based on, inter alia, the following assumptions: (i) a market price of the Company’s share/ADS of USD 16.12, equivalent to SEK 149.90, at the time of grant, based on a USD-SEK exchange rate of 9.2995, (ii) an estimated future volatility in respect of the Company’s share/ADS during the term of the stock options of 50 per cent, (iii) that the maximum number of stock options encompassed by this resolution proposal are granted to participants and (iv) that all granted stock options will vest and be exercised. Social security costs, which are expected to arise primarily in connection to the exercise of stock options, are estimated to amount to approximately SEK 2.0 million during the term of the program, based on inter alia the assumptions set out under items (i)–(iv) above as well as an average social security rate of 20 per cent and an annual increase in the market price of the Company’s share/ADS of 15 per cent during the vesting period.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

The RSUs are expected to incur accounting costs (accounted for in accordance with the accounting standard IFRS 2) as well as social security costs during the term of the RSUs. According to IFRS 2, the RSUs costs shall be recorded as a personnel expense in the income statement during the vesting period. The total costs for 732,514 RSUs, calculated in accordance with IFRS 2, are estimated to amount to approximately SEK 109.8 million during the term of the program (excluding social security costs). The estimated costs have been calculated based on, inter alia, the following assumptions: (i) a market price of the Company’s share/ADS of USD 16.12, equivalent to SEK 149.90, at the time of grant, based on a USD-SEK exchange rate of 9.2995, (ii) an estimated future volatility in respect of the Company’s share/ADS during the term of the RSUs of 50 per cent, (iii) that the maximum number of RSUs encompassed by this resolution proposal are granted to participants, (iv) that all granted RSUs will vest and (v) that holders of RSUs receive a share, ADS or warrant of series LTI II 2022. Social security costs, which are expected to arise primarily in connection to holders of RSUs receive a share, ADS or warrant of series LTI II 2022, are estimated to amount to approximately SEK 44.2 million during the term of the program, based on inter alia the assumptions set out under items (i)–(v) above as well as an average social security rate of 20 per cent and an annual increase in the market price of the Company’s share/ADS of 15 per cent during the vesting period.

Other costs related to the LTI II 2022, including inter alia expenses related to fees to external advisors, external appraiser and administration of the incentive program, are estimated to amount to approximately SEK 1.5 million during the term of the program.

Based on the assumptions set out above, the total costs of the LTI II 2022 are estimated to approximately SEK 161.7 million in total during the term of the program. These costs shall be seen in relation to the total employee benefits expenses of the Olink group, which during the financial year 2021 amounted to SEK 356 million.

Motivation in respect of vesting and exercise conditions

According to recommendations laid down by the Swedish Corporate Governance Board (Sw. Kollegiet för svensk bolagsstyrning), the vesting period, or the period between the date of grant until the date when a warrant or stock option may be exercised, shall as a general rule not be shorter than three (3) years. As set out further above, stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date and RSUs will vest and holders of RSUs will receive a share, ADS or warrant in equal installments on each of the first four anniversaries of the grant date (provided that all applicable vesting conditions have then been fulfilled). The reason for applying such terms, which are not in line with the recommendations of the Swedish Corporate Governance Board as set out above, is that the Board of Directors of the Company deem such terms to be in line with market practice for stock option programs in most of the countries where the intended participants in the LTI II 2022 are operative. It is therefore, in the opinion of the Board of Directors of the Company, in the best interest of the Company and its shareholders to apply such terms in order to fulfil the objectives of the LTI II 2022.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

Dilution

Upon exercise of all warrants of series II 2022 issued within the frame of LTI II 2022 for subscription of shares, up to 797,514 shares (with reservation for any re-calculation) may be issued, equivalent to a maximum dilution of approximately 1.63 per cent of the shares and votes of the Company. Upon full exercise of warrants of series II 2022 for subscription of shares, the Company’s share capital will increase with SEK 1,939,479.58. The dilution calculations have been based on the maximum number of shares and votes which may be issued upon exercise of the stock options and RSUs, divided by the total number of shares and votes in the Company after such issues.

Preparation of the proposal

The proposal to the incentive program LTI II 2022 has been prepared by the Remuneration Committee and the Board of Directors together with external advisers. The Company’s board member and CEO Jon Heimer has not participated in the preparations of LTI II 2022.

The reason for the deviation from the shareholders’ preferential rights

The reason for the deviation from the shareholders’ preferential rights is to implement an incentive program for the members of the group management, key employees, other employees and consultants in the Company and the group.

Majority requirement

A resolution to approve the present proposal is valid only where supported by shareholders holding not less than nine-tenths (9/10) of both the shares voted for and of the shares represented at the general meeting.

Authorization

It is further proposed that the Board of Directors, or a person appointed by the Board of Directors, is authorized to undertake such minor adjustments in the decision that may be required for the registration with the Swedish Companies Registration Office and Euroclear Sweden AB and that the Board of Directors shall have the right to undertake minor adjustments to the LTI II 2022 and the Plan due to applicable foreign rules and laws.

Outstanding incentive programs

The Company does have the following outstanding share-related incentive programs.

LTI 2021. A general meeting held on 16 March 2021 approved the majority shareholders’ proposal regarding an incentive program for board members, members of the group management, key employees, other employees and consultants in the Company and within the group and resolution of issue of not more than 1,085,900 warrants and resolution of approving transfer of warrants. In total, 1,085,900 warrants were subscribed by the Company and 442,789 stock options and 370,000 RSUs have been acquired by or granted to participants. No more stock options or RSUs will be offered out of LTI 2021. The exercise price was set to USD 20 per share. Upon exercise of all stock options and RSUs which have been granted to participants and which have, as of the date of this resolution proposal, not yet been exercised, a maximum of 812,789 shares will be issued in the Company, equivalent to a dilution of approximately 1.66 per cent.

This is a translation of the Swedish original. In case of any discrepancies between this translation and the Swedish original, the latter shall prevail.

17.	Resolution regarding authorization for the Board of Directors to resolve on a new issue

The Board of Directors proposes that the Annual General Meeting resolves to authorize the Board of Directors to, at one or several occasions and for the period up until the next Annual General Meeting, increase the Company’s share capital by issuing new shares. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to the extent that it corresponds to a dilution of not more than 20 per cent of the total number of shares based on the number of shares outstanding at the time of the general meeting’s resolution on the proposed authorization.

The purpose of the authorization is to increase the financial flexibility of the Company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to provide the Company with working capital and/or new owners of strategic importance to the Company and/or to procure capital to finance acquisitions of other companies or operations and/or to procure capital to finance the development of projects and/or to commercialize the Company’s products. Upon such deviation from the shareholders’ preferential rights, the new issue shall be made at market terms and conditions.

The Board of Directors, the CEO or the person that the Board appoints, shall have the right to make any adjustments in the decision required for registration.

The resolution proposed by the Board of Directors in accordance with item 17 must be approved by shareholders representing not less than two thirds of the votes cast and shares represented at the Annual General Meeting.

SHARES AND VOTES

The Company has issued a total of 119,007,062 shares. The total number of votes is 119,007,062. This information relates to the situation at the time of issuing this notice.

SHAREHOLDERS RIGHT TO REQUEST INFORMATION

Pursuant to Chapter 7, section 32 and 57 of the Swedish Companies Act (Sw. aktiebolagslagen), the Board of Directors and the CEO are under a duty to, if any shareholder so requests and the Board of Directors deems that it can be made without material damage to the Company, provide information at the Annual General Meeting, regarding circumstances which may affect the assessment of a matter on the agenda or the Company’s economic situation. The duty of disclosure also includes the Company’s relationship to other group companies, the consolidated accounts and such circumstances regarding subsidiaries which are set out in the preceding sentence.

DOCUMENTATION

Accounting documents, the auditor’s report, proposals from the Nomination Committee in accordance with item 2 and 11-14 and the majority shareholders’ and Board of Directors’ complete proposals in accordance with items 9b, 15, 16 and 17 on the agenda will be available at the Company no later than Thursday 17 March 2022 and will be sent to shareholders who so request and provide their postal address. These documents will also be available on the Company’s website on the same date. The majority shareholders’ proposal, the Nomination Committee’s proposals and details of all proposed members of the Board of Directors will be available on the Company’s website from the date of issuances of this notice.

Uppsala in March 2022

The Board of Directors

Olink Holding AB (publ)